EXHIBIT 99.1

Endeavour Silver Provides Q3 Construction Update on the Terronera Project; Construction Progress is Nearing 40%

VANCOUVER, British Columbia, Oct. 26, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to provide a Q3 construction update for its Terronera Project in Jalisco state, Mexico. The photo gallery presentation which accompanies this news release can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are United States dollars.

“During Q3, we’ve made notable progress in a number of key areas,” commented Don Gray, Chief Operating Officer. “Not only have we completed construction of our permanent camp and can now fully accommodate our workforce, but we’ve also made significant progress on construction of our process plant. Our procurement efforts are on schedule, with most long-lead major equipment anticipated to be received by year’s end. With our underground mine development, we’re seeing a noticeable increase in rates, as our mining team is now advancing four working faces simultaneously. We’re pleased with Terronera’s progress to date as we expedite completion of this next core asset.”

Q3 2023 Construction and Development Highlights

Early works, initiated in the first quarter of 2022, have rapidly advanced, with more than $95 million of the project’s budget spent to date. Overall construction progress is 38% complete. Project commitments total $160 million, which is 69% of the $230.4 million capital budget. The project remains on track and on budget for initial production in Q4 2024. As of September 30, 2023, site works and activities have included:

  Safety – Our strong safety focus at site continues. Key safety initiatives have included improved accident investigation procedures, accident prevention measures, and development of on-site emergency brigade. During the recent annual rainy season, hazard lightning control measures were reinforced.

  Engineering – Total engineering progress is 97% complete. The mine waste rock dump design is nearing completion. Final design for the tailing storage facility as well as the filters, LNG and warehouse areas is pending completion of geotechnical site investigation.

  Access Road Construction –Site road access is now established following extensive improvements over the last year. Equipment access and material deliveries to site remained unaffected during the annual rainy season.

  Permanent Camp – All permanent camp dormitory units have been installed for accommodation of 550 personnel. Fully operational facilities include the dining, laundry, medical clinic, and training areas.

  Mine Development – During Q3, Portal 1 mine yard excavation reached the design elevation of 1,475 metres allowing mine development to advance on four fronts: Portal 1, Portal 2, and Portal 4 (incline & decline). Over 1,300 metres of underground development have been completed through to Q3. As planned, mining advance rates increased as Portals 2 and 4 passed through the fault zone and ground conditions improved.

  Plant Site – Concrete work and rebar installation continued in the SAG and ball mill grinding, coarse ore stockpile and flotation areas, and concrete work began for the primary crusher. Excavation work started in the tailing thickener area.

  Procurement – Most long-lead major equipment is anticipated to be received by year’s end. Purchase order contracts were executed for initial structural steel support. During Q3, the request for bid proposal for the mill construction contract was released, which includes structural steel, mechanical, piping, electrical and instrumentation.

  Onsite Personnel – The workforce has increased to 91 employees and 430 contractor workers.

  Community Relations – During Q3, community relations focused on local municipality support to maintain and improve municipal roads from the state highway to the site area, as well as assistance with a municipal landfill facility. Additionally, local community suppliers continued to be integrated into the Terronera value chain. Summer initiatives included several cultural and sports activities.

  Environmental – Environmental and social assessment initiatives continued as outlined under the Equator Principal requirements set forth within the project loan financing. Items completed during Q3 included the flora and fauna baseline study, integrated pest management plan, rainy season biodiversity monitoring, and the visual baseline report. In addition, development of a comprehensive reclamation and closure program is in progress.

  Liquidity – Upon execution of a credit agreement for a $120 million senior secured debt facility, the Company is well-positioned to satisfy the financing requirements of the project (see news release dated October 10, 2023). It is expected that Project commitments will total nearly 100% of the $230.4 million budget in early Q2 2024.

Project Timeline and Next Steps

The Company remains focused on advancing the Terronera Project to initial production. Upcoming major milestones include:

  Advancing mill area concrete work on schedule with the electromechanical contractor mobilization schedule; handover in early 2024.

  Electromechanical contract award and mobilization – Q4 2023.

  Waste Dump area two earthworks – Q4 2023.

  Begin filtration and LNG power plant area platform excavation – Q4 2023.

  Complete Portal 4 incline breakthrough to surface – Q4 2023.

  Develop Portal 2 and Portal 4 declines for initial ore access – Q1 2024.

  Continue developing Portal 1 decline to establish main haulage and lower ore access.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including: anticipated timing of the Project, anticipated timing of and completion of conditions precedent to drawdown under the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to satisfy conditions precedent to drawdown under the Debt Facility, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various activities, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.